April 25, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Mr. Ajay Koduri, Senior Counsel

Re:         GTT Communications, Inc.
Registration Statement on Form S-3, filed April 1, 2014
Registration Statement Number 333- 194972
Response to Telephonic Comments

Ladies and Gentlemen:

On behalf of GTT Communications, Inc. (the “Company”), set forth below is the Company’s response to the telephone comments issued by the staff of the Securities and Exchange Commission on April 2, 2014, relating to the above-captioned Registration Statement on Form S-3, dated April 1, 2014.  For your convenience, we have set forth below each of the staff’s comments followed by the Company’s response thereto.

Comment 1:	Please include the disclosure on the prospectus cover page required by Instruction 7 to General Instruction 1.B.6 of Form S-3.
Response:
On April 1, 2014, there were approximately 10,578,970 shares of the Company’s common stock held by non-affiliates, which had an aggregate market value of approximately $111 million (based on the March 31, 2014 closing price on the NYSE MKT of $10.53 per share).  Accordingly, we respectfully submit that Instruction 7 to General Instruction 1.B.6 of Form S-3 is not applicable to the registration statement, as we will not rely on such instruction in conducting any sales pursuant to this registration statement.

KELLEY DRYE & WARREN LLP

GTT Communications, Inc.
April 25, 2014

Comment 2:	Please clarify that all of the Securities being registered for resale have been issued and are outstanding.
Response:	We have provided this clarification in the section of the prospectus captioned “Selling Stockholders” on page 21 of the prospectus.
Comment 3:	Please clarify your legal opinion so that it includes the securities being registered for resale.
Response:
We have provided this clarification in the updated legal opinion filed as Exhibit 5.1 Amendment No. 1 to  the Registration Statement, which is being filed concurrently with the delivery of this response letter

If you have any questions regarding the Company’s response to the staff’s comments, please feel free to contact the undersigned at (202) 342-8410 or by email at jschifferli@kelleydrye.com.

Very truly yours,

/s/Jay R. Schifferli
Jay R. Schifferli